FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 28, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Table of Documents Submitted

Item
1.	Announcement regarding share repurchases from the market

2.	Announcement regarding share repurchase through ToSTNeT-2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 28, 2006

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

By:	/s/ Takashi Ito
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

June 28, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchases from the market

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced that on June 28, 2006 its board of directors resolved repurchases of its own shares, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as detailed below.

1. Reason for the repurchase of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies, to utilize the repurchased shares for share exchange with The Nisshin Fire and Marine Insurance Company, Limited and to prepare for the exercise of stock acquisition rights (194 shares to be issued upon exercise of stock acquisition rights) allotted to our directors and corporate auditors, etc. pursuant to a stock option scheme under a stock-linked compensation plan.

2. Details of the resolution

(a) Class of shares to be repurchased:

Common stock of the Company.

(b) Aggregate number of shares to be repurchased:

Up to 47,000 shares.

(Represents approximately 2.8% of total issued shares.)

(c) Aggregate purchase price of shares:

Up to 90 billion yen.

(d) Period in which repurchases may be made:

From June 29, 2006 through September 8, 2006.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341

Item 2

(English translation)

June 28, 2006

Millea Holdings, Inc.

2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo

TSE code number: 8766

Announcement regarding share repurchase through ToSTNeT-2

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced that it has determined a method for repurchasing its own shares, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as described below.

1. Method of the repurchase

The Company intends to repurchase its own shares through ToSTNeT-2 (closing price orders), or Tokyo Stock Exchange Trading Network System-2, to be conducted at 8:45 a.m. on June 29, 2006, at the closing price of 2,060,000 yen per share as of June 28, 2006. Changes to other transaction methods or other transaction times shall not be made. Such purchase order is to be placed only at the transaction time as designated above.

2. Details of the repurchase

a. Class of shares to be repurchased:

Common stock of the Company.

b. Number of shares to be repurchased:

28,500 shares.

Note 1:	The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

Note 2:	Repurchase of shares will be made based on the sales order corresponding to the proposed number of the shares to be repurchased.

3. Disclosure of the results

The acquisition results will be disclosed after the transaction time of 8:45 a.m. on June 29, 2006.

(For reference)

Details of the resolution made at the board of directors held on June 28, 2006 are as follows.

(a) Class of shares to be repurchased:

Common stock of the Company.

(b) Aggregate number of shares to be repurchased:

Up to 47,000 shares.

(Represents approximately 2.8% of total issued shares.)

(c) Aggregate purchase price of shares:

Up to 90 billion yen.

(d) Period in which repurchases may be made:

From June 29, 2006 through September 8, 2006.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-6212-3341